WINNERS INC

401 Ryland Street

Suite 200-A

Reno, NV 89502

April 22, 2026

Ms. Alyssa Wall

Mr. Jason Drory

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Trade & Services

Washington, DC 20549

Re: Winners, Inc.

Offering Statement on Form 1-A

Filed March 26, 2026

File No. 024-12729

Request for Qualification

RE: Request for Qualification of Form 1-A, originally filed March 26, 2026, as amended by Form 1-A/A on April 14, 2026.

Dear Ms. Wall and Mr. Drory,

Winners, Inc. hereby requests qualification of the above referenced Form 1-A (as amended by Form 1-A/A) on or before 3 p.m. on April 24, 2026, or as soon as practical thereafter.

In making this request, the Company acknowledges that:

●	Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

●	The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility from the adequacy and accuracy of the disclosure in the filing; and

●	The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully Submitted,

/s/ B. Michael Friedman
B. Michael Friedman, CEO